ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 22, 2021	Chelsea Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Ryan Sutcliffe

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File Nos. 333-236968 and 811-22534) (the “Fund”)

Ladies and Gentlemen:

On July 13, 2021, Mr. Ryan Sutcliffe of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea Childs and Elizabeth McKie of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Post-Effective Amendment No. 23 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Fund’s Registration Statement on Form N-2, filed on May 28, 2021.

The Staff’s comments, together with the Fund’s responses thereto, are set forth below.  Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.  Where the Fund’s responses contemplate revisions to the language in the Fund’s Registration Statement, draft language has been included with the Fund’s responses.

Prospectus

1.
Comment: The Staff notes the new addition of “exchange-traded funds” under the “Use of Proceeds” section on page 2 of the Prospectus Summary. Please include additional details, if possible, regarding the types of exchange-traded funds (“ETFs”) in which the Fund may invest.

Response: The Fund will revise the disclosure as reflected in bold/underlined below.

The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. In addition, for cash management purposes, t~~T~~he proceeds of this offering may be invested by the Fund in short-term, high-quality debt securities, money market instruments, money market funds, and/or liquid real estate‑focused exchange-traded funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and investment policy. See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objectives and investment policy.

- 2 -	July 22, 2021
2.
Comment: If applicable, please disclose the risk that an ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the ETF’s shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s net asset value.

Response: The Fund may invest in ETFs for short-term cash management purposes (e.g., in connection with managing assets pending capital calls from Private Funds or to satisfy upcoming Fund repurchase requests). The Fund expects its ETF investments, if any, to be below 5% of the Fund’s total assets. For these reasons, the Fund does not believe additional disclosure is warranted. To the extent the Fund expects to invest in ETFs to a greater extent in the future, the Fund will consider adding disclosure in response to this comment.

3.
Comment: If applicable, please disclose the risk that an active trading market for shares of an ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase and redemption orders. This could, in turn, lead to variances between market price of the ETF’s shares and the underlying value of those shares.

Response: Please see the response to Comment 2 above.

4.
Comment: If applicable, please disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares could, in turn, lead to differences between market price and underlying value.

Response: Please see the response to Comment 2 above. In addition, the Fund notes that the Prospectus currently discloses in a number of places (including on the front cover page) that the Fund should be considered an illiquid investment.

- 3 -	July 22, 2021
5.	Comment: The Staff requests additional clarification regarding the definition of “Private Funds” with reference to discussions on pages 2 and 3 of the Prospectus Summary.

Response: The Fund will revise the disclosure defining Private Funds in the “Investment Objectives and Strategies” section of the Prospectus Summary as reflected in bold/underlined and ~~bold/strikethrough~~ below.

….The Adviser seeks to achieve the Fund’s objective by investing primarily in (i) investments in third party private funds that themselves invest in real estate and in debt investments secured by real estate (i.e., private real estate investment trusts (“REITs”) or entities that would otherwise qualify for exemption from regulation as investment companies pursuant to Section 3(c)(5)(C) of the Investment Company Act and investment funds and other pooled investment vehicles that qualify for exemption pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act) (collectively, the private REITs and other pooled investment vehicles are referred to herein as the “Private Funds”); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed ~~real estate investment trusts (“~~REITs~~”)~~ and other real estate-related companies and  publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). …

Private Funds. The Fund gains exposure to Real Estate-Related Assets in part through investments in Private Funds. Some of these Private Funds themselves invest in real estate through underlying REITs. Other Private Funds invest in debt investments secured by real estate either directly or through entities that do not qualify as REITs. Private Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date. The Fund will invest no more than 15% of its assets in ~~Private Funds or other entities~~ traditional pooled investment vehicles that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (excluding for the avoidance of doubt, entities that qualify as REITs or that would otherwise qualify for an exemption under Section 3(c)(5)(C) of the Investment Company Act). Additionally, the Fund will not invest in Private Funds that hold themselves out as “hedge funds.”  The Fund may invest in Private Funds with a variety of real estate‑related strategies and risk/return characteristics. Under normal circumstances, the majority of the Fund’s assets are expected to be invested in Private Funds, with the balance of the Fund’s assets allocated to Sub-Advisers and to cash and cash equivalents.

6.
Comment: The Staff notes the removal of the following sentence from the “Investment Management Fee” section on pages 4 and 5 of the Prospectus Summary: “The Fund will not invest in Private Funds that charge an uncapped performance or incentive fee, but may invest in Private Funds that have a variable fee tied to performance, as long as the variable fee is capped so the maximum fee would be known by the Adviser.” Please provide a supplemental explanation about the removal. Should shareholders be made aware of any of these fees? If not, why not?

- 4 -	July 22, 2021
Response: The Fund notes that, in connection with conversations with the Staff at the time of the Fund’s launch, the Fund agreed to voluntarily comply with certain limits (including limits on investing in Private Funds that charge performance or incentive fees) that would address the Staff’s concerns around the risks to which the Fund’s investors might be exposed as a consequence of the Fund’s investments in traditional hedge funds and private equity funds (i.e., Private Funds that would be considered investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act). In response to more recent Staff comments on the Fund’s Registration Statement, the Fund agreed to limit its investment in such funds to 15% of the Fund’s assets. As a result of this 15% limit, the Fund no longer believes that the limit referenced in this Comment 6 is necessary.

With respect to shareholder awareness of these fees, the Fund notes that it discloses in the “Risk Factors—Private Funds Risk” section of the Prospectus that the Fund will bear management fees and performance fees in respect to its investments in Private Funds, and that, as a result, shareholders “bear two layers of asset-based fees – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by a Private Fund.”. In addition, disclosure regarding the fees and expenses incurred in respect of the Fund’s investments in Private Funds is reflected in footnote 5 to the “Annual Fund Operating Expenses” table.

7.
Comment: The Staff notes the removal of the following sentence from the “Taxation” section on page 7 of the Prospectus Summary. “The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.” Please provide a supplemental explanation about the removal of the sentence and consider whether it necessitates any additional disclosure.

Response: The Fund notes that this same sentence appears under “Risk Factors – Tax Risks” later in the Prospectus and does not believe that it is necessary to also include in the Prospectus Summary.

8.	Comment: The Staff notes the addition of the phrase “to the full extent of its economic interest” in the following sentence in the “Private Funds Risk” section on page 28 of the Prospectus:

To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in order to avoid being considered an “affiliated person” of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund.

- 5 -	July 22, 2021
Please provide a supplemental explanation for this addition.

Response: The addition of this language was intended to clarify the extent to which a waiver of all or a portion of the Fund’s voting rights in respect of a Private Fund would impact the Fund’s vote on any matters submitted for approval of investors in such Private Fund. In situations in which the Fund contractually foregoes the right to vote with respect to a portion of a Private Fund’s securities held by the Fund, the Fund’s voting interest would not be equal to its economic interest in the Private Fund because the Fund would have an economic interest in all the Private Fund securities that it holds, but it would not be able to exercise voting rights with respect to a portion of those securities (i.e., the portion subject to the waiver).

Statement of Additional Information

9.	Comment: Please update the link to the current annual report on page 1 of the Statement of Additional Information.

Response: The Fund confirms that the link will be updated.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea Childs
Chelsea Childs

cc:
Steve Andersen, Versus Capital Advisors LLC
David C. Sullivan, Ropes & Gray LLP
Sarah Clinton, Ropes & Gray LLP